UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 3)

                        Overseas Shipholding Group, Inc.
                                (Name of Issuer)

                      Common Stock, par value $1 per share
                         (Title of Class of Securities)

                                   690368 10 5
                                 (CUSIP Number)

                            LAWRENCE G. WEPPLER, ESQ.
                                 277 Park Avenue
                               New York, NY 10172
                            Tel. No.: (212) 207-5455
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                  July 16, 1996
                     (Date of Event which Requires Filing of
                                 this Statement)



      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box [ ].

      Check the following box if a fee is being paid with the statement [ ].


                                Page 1 of 7 Pages



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CUSIP NO. 690368 10 5                                    PAGE 2 OF 7




1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Fribourg Enterprises, LLC

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
                                                                         (b) [X]

3      SEC USE ONLY


4      SOURCE OF FUNDS

             Not Applicable

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]


             Not Applicable

6      CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

                      7      SOLE VOTING POWER

      NUMBER OF                    2,823,241
       SHARES
    BENEFICIALLY
    OWNED BY EACH
      REPORTING
       PERSON
        WITH

       8              SHARED VOTING POWER

                            -0-

       9              SOLE DISPOSITIVE POWER

                            2,823,241

       10             SHARED DISPOSITIVE POWER

                            -0-

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             2,823,241

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             7.8%

14     TYPE OF REPORTING PERSON

             OO
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CUSIP NO. 690368 10 5                                    PAGE 3 OF 7




1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Fribourg Grandchildren Family L.P.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
                                                                         (b) [X]



3      SEC USE ONLY


4      SOURCE OF FUNDS

             Not Applicable

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]


             Not Applicable

6      CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

                      7      SOLE VOTING POWER

      NUMBER OF                    2,823,241
       SHARES
    BENEFICIALLY
    OWNED BY EACH
      REPORTING
       PERSON
        WITH

       8              SHARED VOTING POWER

                            -0-

       9              SOLE DISPOSITIVE POWER

                            2,823,241

       10             SHARED DISPOSITIVE POWER

                            -0-

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             2,823,241

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             7.8%

14     TYPE OF REPORTING PERSON

             PN
------ --------------


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CUSIP NO. 690368 10 5                                                PAGE 4 OF 7



      The statement on Schedule 13D dated March 12, 1992 (the "Statement") filed by Fribourg Enterprises L.P., a Delaware limited partnership ("Fribourg Enterprises"), relating to the common stock, par value $1 per share, of Overseas Shipholding Group, Inc. (the "OSG Common Stock"), a Delaware corporation ("OSG"), and as amended by Amendment No. 1, dated April 19, 1993, and Amendment No. 2, dated October 25, 1996, is hereby amended and restated in its entirety as follows:

ITEM 1.     SECURITY AND ISSUER.

      a.    Common Stock, par value $1 per share.
      b.    Overseas Shipholding Group, Inc.
            1114 Avenue of the Americas
            New York, New York 10036

ITEM 2.     IDENTITY AND BACKGROUND

      a.    Fribourg Grandchildren Family L.P.
      b.    c/o Fribourg Enterprises, LLC
            277 Park Avenue
            New York, New York 10172
      c.    Not applicable.
      d.    No.
      e.    No.
      f.    Not applicable.

            The following is the general partner of Fribourg Grandchildren Family L.P.

            aa.   Fribourg Enterprises, LLC
            bb.   c/o Fribourg Investment Company L.P.
                  277 Park Avenue
                  New York, New York 10172
            cc.   Not applicable.
            dd.   No.
            ee.   No.
            ff.   Not applicable.

                  The following are the managing members of Fribourg Enterprises, LLC aaa. Mary Ann Fribourg, as trustee for each of the following trusts: (1) U/D/T dated 5/31/57 f/b/o Robert Fribourg,
                        (2) U/D/T dated 5/31/57 f/b/o Paul Jules Fribourg, (3) U/D/T dated 5/31/57 f/b/o Nadine Fribourg Newman, (4) U/D/T dated 5/31/57 f/b/o Charles Arthur Fribourg, (5) U/T/A dated 9/16/63 f/b/o Caroline Fribourg Rosen.
                  bbb.  c/o Fribourg Enterprises, LLC
                        277 Park Avenue
                        New York, New York 10172
                  ccc.  Not applicable.
                  ddd.  No.
                  eee.  No.
                  fff.  Not applicable.

                        The following is the trustee for each of the managing members aaaa. Mary Ann Fribourg
                        bbbb. c/o Fribourg Enterprises, LLC
                              277 Park Avenue
                              New York, New York 10172



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CUSIP NO. 690368 10 5                                                PAGE 5 OF 7



                        cccc. Not applicable.
                        dddd. No.
                        eeee. No
                        ffff. U.S.A.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      Michel Fribourg and Fribourg Investment Company L.P. contributed by written instruments of transfer dated March 12, 1992, 1,282,513 and 1,540,728 shares of the common stock of the issuer, respectively, to Fribourg Enterprises L.P., which was converted to Fribourg Enterprises, LLC on July 16, 1997. Fribourg Enterprises L.P. contributed by written instruments of transfer dated October 25, 1996, 2,823,241 shares of common stock of the issuer to Fribourg Grandchildren Family L.P..

ITEM 4.  PURPOSE OF TRANSACTION

      With respect to each of the above entities and individual, all of the shares are held for investment purposes.

ITEM 5INTEREST IN SECURITIES OF THE ISSUER.

      a. With respect to each of the above entities and individual, 2,823,241 shares of OSG Common Stock are beneficially owned, which constitutes approximately 7.8% of the issued and outstanding shares.

      b. Each of the above entities and individual has sole voting and dispositive power with respect to the 2,823,241 shares.

      c. None other than as specified in response to Item 3.

      d. Under the terms of the Amended and Restated Agreement of Limited Partnership of Fribourg Grandchildren Family L.P., Fribourg Enterprises, LLC, Michel Fribourg, and Mary Ann Fribourg, as Trustee for various trusts on behalf of the descendants of Michel Fribourg, have distribution rights with respect to the income of the partnership.

      e. Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      Mary Ann Fribourg is the trustee of each of the trusts that are the managing members of Fribourg Enterprises, LLC, and as such she exercises ultimate control over the transfer and voting of the securities of the issuer owned by Fribourg Grandchildren Family L.P. The distribution of profits and losses of Fribourg Enterprises, LLC from all sources between Fribourg Investment Company L.P., Michel Fribourg and the trusts is governed by the terms of the Limited Liability Company Agreement of Fribourg Enterprises, LLC dated as of July 16, 1997. The distribution of profits and losses of Fribourg Grandchildren Family L.P. from all sources, between Fribourg Enterprises, LLC, Michel Fribourg, and Mary Ann Fribourg, as Trustee for trusts on behalf of the descendants of Michel Fribourg, is governed by the terms of the Amended and Restated Agreement of Limited Partnership of Fribourg Grandchildren Family L.P. dated October 25, 1996.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

      See Exhibit A, Joint Filing Agreement.



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CUSIP NO. 690368 10 5                                                PAGE 6 OF 7



                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  July 29, 1997

                                  FRIBOURG GRANDCHILDREN FAMILY L.P.

                                  By: Fribourg Enterprises, LLC, general partner


                                  By: /s/ Mary Ann Fribourg
                                     -------------------------------------------
                                     Mary Ann Fribourg as
                                     Trustee U/D/T dated 5/31/57 f/b/o Robert
                                     Fribourg, a Managing Member


                                  FRIBOURG ENTERPRISES, LLC


                                  By: /s/ Mary Ann Fribourg
                                     -------------------------------------------
                                     Mary Ann Fribourg as
                                     Trustee U/D/T dated 5/31/57 f/b/o Robert
                                     Fribourg, a Managing Member










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CUSIP NO. 690368 10 5                                                PAGE 7 OF 7



                                    EXHIBIT A

                             JOINT FILING AGREEMENT


      In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the persons named below each hereby agrees that the Schedule 13D filed herewith and any amendments thereto relating to the acquisition of shares of the Common Stock of the Company is filed jointly on behalf of each such person.

Dated:July  29, 1997



                                  FRIBOURG GRANDCHILDREN FAMILY L.P.

                                  By: Fribourg Enterprises, LLC, general partner


                                  By: /s/ Mary Ann Fribourg
                                     -------------------------------------------
                                     Mary Ann Fribourg as
                                     Trustee U/D/T dated 5/31/57 f/b/o Robert
                                     Fribourg, a Managing Member


                                  FRIBOURG ENTERPRISES, LLC


                                  By: /s/ Mary Ann Fribourg
                                     -------------------------------------------
                                     Mary Ann Fribourg as
                                     Trustee U/D/T dated 5/31/57 f/b/o Robert
                                     Fribourg, a Managing Member